FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 333-132289

Embraer – Brazilian Aviation Company

(Translation of registrant’s name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A. Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

This 6-K/A is specifically incorporated by reference in Embraer’s offering documents.

EXPLANATORY NOTE

This Amendment and Restatement to our Form 6-K, as submitted to the Securities and Exchange Commission (the “Commission”) on October 12, 2006 (the “6-K”), is being submitted solely to revise certain amounts in the 6-K.  The revisions are as follows:

(i) – The amounts “US$67.7” and “US$59.7” in the sentence “We have various other loans and credit agreements with aggregate outstanding borrowings of US$67.7 million at June 30, 2006, of which US$59.7 million was allocated to our subsidiaries.” on page 19 of the 6-K as filed with the Commission were replaced by “US$296.8” and “US$54.9,” respectively.

(ii) – The reference to “Note 19” in sentence “See Note 19 to our condensed financial statements included in this report on Form 6-K for further information on our short-term financing arrangements.” on page 20 of the 6-K as filed with the Commission was replaced by a reference to “Note 7”.

(iii) – The amount “US$231.1” in the sentence “As discussed in Note 13 of the condensed financial statements included in this report on Form 6-K, as of December, 2005 and June 2006, we maintained escrow deposits in the total amount of US$231.1 million and US$256.3 million, respectively, in favor of third parties for whom we have provided financial and residual value guarantees in connection with certain aircraft sales financing structures.” on page 21 of the 6-K as filed with the Commission was replaced by “US$249.7.”

(iv) – Certain amounts in the Foreign Currency Risk table on page 25 of the 6-K as filed with the Commission were replaced by the amounts contained in such table in this Form 6-K/A.

(v) – Two amounts in the table “Condensed Consolidated Statements of Income and Comprehensive Income (Unaudited),” in the line items “Other Comprehensive Income—Foreign currency translation adjustment” and “Comprehensive Income” on page F-5 of the 6-K as filed with the Commission were replaced by the amounts contained in such table in this Form 6-K/A.

(vi) – Certain amounts in the table “Consolidated Statements of Changes in Shareholders’ Equity – (Unaudited)” on page F-7 of the 6-K as filed with the Commission were replaced by the amounts contained in such table in this Form 6-K/A.

(vii) – Two amounts in the table “Property, plant and equipment, net,” in the line items “Customer services and others—June 2006” and “Unallocated—June 2006” in Note 14 on page F-24 of the 6-K as filed with the Commission were replaced by the amounts contained in such table in this Form 6-K/A.

Other than the foregoing items and certain rounding adjustments, no part of the 6-K is being amended and the submission of this Form 6-K/A should not be understood to mean that any other statements in the 6-K are true or complete as of any date subsequent to October 12, 2006.

In addition, the following tables present certain financial information of Embraer for the periods indicated:

	At and for the year ended December 31,					At and for the twelve-months ended June 30,

	2001	2002	2003	2004	2005	2005 (Unaudited)	2006 (Unaudited)

	(in thousands of US$)
Certain Financial Ratios:
Total debt to Adjusted EBITDA (1)	1.11	1.05	3.23	2.22	2.73	2.52	2.92
Net debt to Adjusted EBITDA (2)	0.03	(0.20)	(0.69)	(0.04)	(0.63)	(0.41)	(1.01)
Total debt to total capitalization (3)	0.43	0.34	0.47	0.50	0.49	0.49	0.48
Adjusted EBITDA to interest expense (gross) (4)	20.69	19.01	7.24	10.74	7.78	9.06	6.02
Adjusted EBITDA (5)	697,485	524,775	323,641	603,725	569,337	558,112	523,242

(1)	Total debt represents short- and long-term loans and financing.
(2)	Net debt represents cash and cash equivalent plus temporary cash investments minus short- and long-term loans and financing.
(3)	Total capitalization represents short- and long-term loans and financing plus shareholders’ equity.
(4)	Interest expense (gross) includes only interest and commissions on loans.
(5)

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization.  Adjusted EBITDA is not a financial measurement of our financial performance under U.S. GAAP.  Adjusted EBITDA is presented because we use it internally as a measure to evaluate certain aspects of our business, including our financial operations.  We also believe that some investors find it to be a useful tool for measuring a company’s financial performance.  Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for analysis of our financial condition or results of operations, as reported under U.S. GAAP.  Other companies in our industry may calculate Adjusted EBITDA differently than we have for purposes of this offering memorandum, limiting Adjusted EBITDA’s usefulness as a comparative measure.  The table below sets forth the reconciliation of net income to Adjusted EBITDA, calculated on the basis of financial information prepared in accordance with U.S. GAAP, for the periods indicated.

	At and for the year ended December 31,					At and for the twelve-months ended June 30,

	2001	2002	2003	2004	2005	2005	2006

	(in thousands of US$)
Adjusted EBITDA Reconciliation:
Net income	328,440	222,592	136,044	380,206	445,719	376,111	470,627
plus
Minority interest	423	1,883	217	1,360	9,622	(52)	13,058
Equity in income (loss) from affiliates	(310)	(389)	(51)	—	3,096	—	3,096
Cumulative effect of accounting change	(5,440)	—	—	—	—	—	—
Income tax benefit (expenses)	218,394	188,502	(27,990)	112,139	41,569	79,966	38,815
Interest income (expense), net	(47,502)	(80,456)	140,755	38,000	1,672	42,839	(65,400)
Exchange loss, net	148,637	135,647	16,500	12,218	15,218	(8,562)	19,949
Other non-operating income (expenses), net	8,426	1,394	(711)	117	(9,050)	1,515	(24,304)
Depreciation and amortization	46,417	55,602	58,877	59,685	61,491	66,295	67,401

Adjusted EBITDA	697,485	524,775	323,641	603,725	569,337	558,112	523,242

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: October 19, 2006	By:	/s/ ANTONIO LUIZ PIZARRO MANSO

	Name:	Antonio Luiz Pizarro Manso
	Title:	Executive Vice-President Corporate and Chief Financial Officer

EXHIBIT INDEX

1.	Cautionary Statements Concerning Forward-Looking Information.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Embraer-Empresa Brasileira de Aeronáutica S.A. for the Six Months ended June 30, 2005 and 2006.

3.	Condensed Financial Statements of Embraer-Empresa Brasileira de Aeronáutica S.A. for the Six Months ended June 30, 2006 and 2005 and notes thereto.